

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Joseph Hummel
Chief Executive Officer
Twin Hospitality Group Inc.
5151 Belt Line Road, Suite 1200
Dallas, Texas 75254

> **Re: Twin Hospitality Group Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted May 13, 2024**
> **CIK No. 0002011954**

Dear Joseph Hummel:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Cover Page

1. We note your disclosure that you will be a controlled company following the spin-off with FAT Brands beneficially owning a to-be-determined percentage of the total voting power of the outstanding shares of your common stock. Please revise here and wherever else you discuss your controlled company status to state, if true, that FAT Brands will have the ability to determine all matters requiring approval by stockholders.

Exhibit 99.1 Information Statement
Presentation of Certain Key Performance Indicators and Non-GAAP Financial Metrics
Comparable Restaurant Sales, page iii

2. We note your disclosure that "[c]onsistent with common industry practice, we present Comparable Restaurant Sales on a calendar-adjusted basis that aligns current year sales weeks with comparable periods in the prior year, regardless of whether they belong to the

same fiscal period." Please further clarify this statement.

Our Company, page 7

3. We note your disclosure that you are the "franchisor and operator of two category-leading casual dining restaurant concepts: Twin Peaks and Smokey Bones." Please revise to clarify by what metric the concepts are "category-leading," such as by revenue, sales, etc.

4. We note your disclosure that you have more than 100 signed franchised units in your development pipeline. To the extent possible, please revise to quantify the anticipated timeline to bring these franchise units online. Additionally, we note that your disclosure on page 39 that you have a historical franchise commitment-to-restaurant opening conversion rate of approximately 66% for Twin Peaks restaurants. Please revise to balance your development pipeline expectations with an anticipated timeline (near term and long term) and expected conversion rate.

Expansion of our Smokey Bones Restaurant Footprint, page 19

5. We note your disclosure regarding potential Smokey Bones expansion opportunities. Please reconcile or balance such disclosure with your current plans to convert the majority of the acquired 61 Smokey Bones restaurants into new Twin Peaks restaurants.

Organizational Structure, page 25

6. We note here and on page 73 that the diagram of your organizational structure indicates that "[p]urchasers in this offering" will own a certain percentage of Twin Hospitality Group, Inc.'s Class A Common Stock. We additionally note the disclosure on page F-8 that you are "contemplating an initial registration . . . that would involve the spin-off of the Company from the Parent and a sale of a portion of the Parent's equity ownership in the Company to the public." Please advise or reconcile these disclosures which suggest a sale of securities to the public with the contemplated spin-off transaction.

Summary Historical and Pro Forma Condensed Combined Financial Information and Other Data, page 31

7. Please tell us how you determined that removing the non-cash portion of lease expenses in arriving at Adjusted EBITDA does not substitute an individually-tailored recognition and measurement method for GAAP, or remove the adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI's). Additionally, pre-opening expenses appear to represent normal operating expenses necessary to operate your business, and therefore the adjustment is not consistent with the guidance in Question 100.01 of the Non-GAAP C&DI's. Please revise.

8. Please expand your disclosure regarding the limitations on the usefulness of the non-GAAP measure Restaurant-level EBITDA to emphasize that the excluded costs (i.e.,

general and administrative expenses and pre-opening expenses) are essential to support the operation and development of your restaurants.

Risk Factors

We have experienced and continue to experience inflationary conditions, page 41

9. We note your disclosure that in "the years ended December 31, 2023 and December 25, 2022, our costs from operations increased significantly" and that you "expect inflationary pressures . . . to continue to impact [y]our business." To the extent possible, please revise your disclosure here and in the MD&A section to quantify the impact of inflation and provide year-by-year comparisons of this impact so that investors can understand the nature and extent of the impact. Similarly, please provide additional detail regarding any attempts to offset cost pressures through price increases, and indicate whether such price increases have been successful.

We will have significant outstanding indebtedness under the Twin Securitization Notes . . ., page 47

10. We note your disclosure that "[i]f certain covenants are not met, the indebtedness may become partially or fully due and payable on an accelerated schedule." Please revise to briefly describe these "certain covenants." Additionally, please revise to quantify the significant principal and interest payments which will be due following the Reorganization.

If FAT Brands pursues the Potential FAT Brands Distribution . . ., page 56

11. To the extent true, please revise here to clarify that the conditions that you receive a private letter ruling from the IRS as well as an opinion from outside counsel are waivable conditions.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

12. We note a column for adjustments relating to the reorganization and spin-off transaction; however, there are no adjustments presented. Please advise.

Key Performance Indicators, page 88

13. When presenting a margin based on non-GAAP measures, please also present the most directly comparable GAAP margin with equal or greater prominence. This comment also applies throughout the filing when a non-GAAP margin is presented.

Business

<u>Twin Peaks' Track Record of Robust Financial Performance and Growth, page 104</u>

14.   It appears your presentation of cash-on-cash returns for restaurants, calculated by dividing Restaurant-Level EBITDA by your net initial investment after tenant allowances and sale leaseback proceeds, is a non-GAAP measure. Please provide the information required by Item 10(e) of Regulation S-K.

<u>Twin Peaks' Market Opportunity, page 105</u>

15.   We note your disclosure comparing the company to the general full-service dining industry and casual dining segment but we also note that you operate in the sports bar sub-segment. Please balance any comparison disclosure with additional details regarding the company's performance within the sports bar sub-segment.

<u>Differentiated Customer Experience Generating Industry-Leading Guest Satisfaction, page 108</u>

16.   We note that the metrics disclosed in this section compare the company to the broader casual dining segment and general restaurant industry. We also note your disclosure that the company operates within the sports bar sub-segment. To the extent available, please provide comparable information related to the company's scores in the sports bar sub-segment.

Management

<u>Executive Officers, Non-Executive Directors, and Non-Executive Director Nominees, page 127</u>

17.   Please revise here or in another section to identify the members of your board and management who will hold position at related entities. In this regard, we note your disclosure on page 58 that "[t]wo of our director nominees are also directors of FAT Brands, and own stock options to purchase shares of Class A common stock of FAT Brands."

General

18.   In an appropriate place, please address whether FAT Brands will continue to trade on Nasdaq under the ticker symbol "FAT." Consider adding a question and answer regarding the continued trading of FAT Brands.

   Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: William Wong